

July 31, 2015

Via U.S. Mail
Mr. David A. Karp
Chief Financial Officer
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, NY 10165

    Re: Empire State Realty Trust, Inc.
               Form 10-K for the fiscal year ended December 31, 2014
               Filed February 27, 2015
               File No. 1-36105

               Empire State Realty OP, L.P.
               Form 10-K for the fiscal year ended December 31, 2014
               Filed February 27, 2015
               File No. 1-36106

Dear Mr. Karp:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 53

1.   We note that you have provided a discussion of "combined" financial data for the predecessor period ended October 6, 2013 and the successor period ended December 31, 2013. Please note that your primary discussion should be of the actual results for each period (i.e. predecessor and successor separately). It is inappropriate to merely combine information for predecessor and successor periods. You can supplement your discussion

of the actual historical results of operations with a discussion of pro forma financial information (e.g. predecessor period plus successor period plus pro forma adjustments).

The pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X and any discussion of such pro forma information should supplement and not be given greater prominence than actual results. Please tell us how you to intend to revise the disclosure in future filings.

Funds from Operations ("FFO"), page 66

2.   We note that your FFO calculation includes an adjustment for preferred unit distributions. Based upon your reconciliation, it appears that the $214.8 million FFO for the year ended December 31, 2014 represents FFO attributable to common shareowners and non-controlling interests. Please revise your presentation in future filings to clearly label the FFO measure. Also make adjustments to earnings releases filed on Form 8-K, as appropriate.

Item 8. Financial Statements and Supplementary Data

Note 10 – Commitments and Contingencies

Litigation, page F-28

3.   We note your disclosure on F-31 regarding the risk of a material adverse effect related to the "Second Class Actions" and the defense and indemnity rights held by certain other defendants. Please expand your disclosure to comply with the requirements of ASC 450-20-50 including disclosure of an estimate of the reasonably possible range of loss or a statement that such an estimate cannot be made.

Exhibits 31.1 and 31.2

4.   The certifications do not conform exactly to the certification in Item 601(b)(31)(i) of Regulation S-K. Specifically, you have omitted the reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) in the introduction to paragraph 4 and omitted paragraph 4(b). Please amend your filings to include the introductory language required by paragraph 4 and to include paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K. Please note that this comment also applies to the Form 10-Q filed May 6, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief